RECEIVED

2006 AUG 18 P 1:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

HAECO

Our Ref.: CSA/CPA12/24

10th August 2006

06016164

BY REGISTERED MAIL
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose for your record a copy of the Company's press announcement published today in The Standard.

Yours faithfully,
HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Lorence Wong
Deputy Company Secretary

PROCESSED
AUG 23 2006
THOMSON
FINANCIAL

Encls.

c.c. Eugenia Lee, BONY-HK (w/o encls.) – Fax No. 2877 0863
Thomas DiVivo, BONY-NY (w/o encls.) – Fax No. 002-1-212-571-3050

LW/sn
P:\sn\haeco\24\ltr_2006

HAECO

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 00044)

Change of Chairman and Appointment of Directors

Hong Kong Aircraft Engineering Company Limited ("the Company") announces that
(1) Mr. David Muir TURNBULL has resigned as a Director and Chairman of the Board with effect from 9th August 2006;
(2) Mr. Christopher Dale PRATT has been appointed an Executive Director and elected Chairman of the Board to succeed Mr. Turnbull with effect from 9th August 2006;
(3) Mr. Martin CUBBON has been appointed a Non-Executive Director with effect from 9th August 2006.

Mr. Turnbull has confirmed that he is not aware of any matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. He has also confirmed that his resignation is for personal reasons and that he is not aware of any disagreement with the Board. The Board would like to express its gratitude to Mr. Turnbull for his valuable contribution to the Company and offers its best wishes to him.

Mr. Pratt, aged 50, joined John Swire & Sons Limited ("Swire") in 1978 and has worked with the Swire group in Hong Kong, Australia and Papua New Guinea. He is also chairman of Swire Pacific Limited ("Swire Pacific"), Cathay Pacific Airways Limited ("Cathay Pacific") and John Swire & Sons (H.K.) Limited ("JSSHK"), a non-executive director of Air China Limited and The Hongkong and Shanghai Banking Corporation Limited, and a director of Swire Properties Limited. He has an honours degree in modern history from Oxford University.

Mr. Cubbon, aged 48, joined the Swire group in 1986. He is an executive director of Swire Pacific and a non-executive director of Cathay Pacific. He is also a director of JSSHK, Swire Properties Limited and certain other subsidiaries of the Swire group. He is a member of the Institute of Chartered Accountants in England and Wales. He holds a Bachelor of Arts (Honours) degree from Liverpool University.

Mr. Pratt and Mr. Cubbon are being seconded to the Company by the Swire group under the agreement for services referred to in the Company's announcement dated 1st December 2004 in relation to the service agreement entered with JSSHK. In accordance with the Company's Articles of Association, they will hold office until the annual general meeting to be held in 2007 and will then be eligible for election; thereafter they will retire at the third annual general meeting following their election by ordinary resolution and will be eligible for re-election.

Mr. Pratt and Mr. Cubbon have entered into letters of appointment, which constitute service contracts, with the Company for a term up to the annual general meeting to be held in 2007, which will be renewed for a term of three years upon each election/re-election.

The remuneration of senior managers employed by Swire is aimed at attracting, motivating and retaining high-calibre individuals in a competitive international market. Mr. Pratt's emoluments are determined in accordance with this policy. He receives an annual salary which together with various allowances amounts to approximately HK$6,470,000 and is eligible to receive a performance related discretionary bonus. He is also entitled to other benefits in kind and to participate in a provident fund. He is provided with housing. Mr. Cubbon is not entitled to receive any emolument or director's fee from the Company.

Mr. Pratt and Mr. Cubbon do not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares or underlying shares of the Company.

As stated above, Mr. Pratt is chairman and Mr. Cubbon is a director of JSSHK, Swire Pacific and Cathay Pacific. JSSHK is a wholly-owned subsidiary of Swire, which is the controlling shareholder of the Company. In addition, they are also employees of Swire and Mr. Pratt is also a shareholder of Swire Pacific. Apart from this, they have no relationship with any director or the senior management of the Company or with any substantial or controlling shareholder of the Company.

Save as disclosed above, there is no further information in relation to the appointment of Mr. Pratt and Mr. Cubbon as directors to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and there is no other matter that needs to be brought to the attention of the shareholders of the Company.

As at the date of this announcement, the Directors of the Company are:
Executive Directors: C.D. Pratt (Chairman), P.K. Chan, J.C.G. Bremridge, J.R. Gibson, M. Hayman, M.J.A. Sathianathan
Non-Executive Directors: D.G. Cridland, M. Cubbon, D.C.Y. Ho, P.A. Johansen, A.N. Tyler
Independent Non-Executive Directors: R.E. Adams, J.S. Dickson Leach, A.K.Y. Lam, L.K.K. Leong and D.C.L. Tong
Alternate Directors: C.P. Gibbs (alternate to D.G. Cridland) and The Hon. Sir Michael Kadoorie (alternate to J.S. Dickson Leach)

By Order of the Board

Hong Kong Aircraft Engineering Company Limited
David Fu
Company Secretary

Hong Kong, 9th August 2006

SWIRE